                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE
                                  ACT OF 1934

                              (AMENDMENT NO. 1)(1)


                               SOFTLOCK.COM, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   8340 2W 109
                                 (CUSIP Number)


                              Thomas A. Klee, Esq.
                              Shipman & Goodwin LLP
                                One American Row
                               Hartford, CT 06103
                                 (860) 251-5909
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 15, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 2 OF 11 PAGES




1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            SI Venture Fund II, L.P.
            94 - 3346382


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


  NUMBER OF       7    SOLE VOTING POWER           3,926,020
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER      3,926,020
  REPORTING
 PERSON WITH      10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,926,020


12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.5%


14   TYPE OF REPORTING PERSON*

            PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 3 OF 11 PAGES




1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            SI Venture Management, L.L.C.
            94 - 3346380


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


  NUMBER OF       7    SOLE VOTING POWER           3,926,020
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER      3,926,020
  REPORTING
 PERSON WITH      10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,926,020  (Not to be construed as an admission of beneficial ownership.)


12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.5%


14   TYPE OF REPORTING PERSON*

            OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 4 OF 11 PAGES




1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            N. Adam Rin


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA


  NUMBER OF       7    SOLE VOTING POWER           3,926,020
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER      3,926,020
  REPORTING
 PERSON WITH      10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,926,020  (Not to be construed as an admission of beneficial ownership.)


12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.5%


14   TYPE OF REPORTING PERSON*

            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 5 OF 11 PAGES




1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Manuel A. Fernandez


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA


  NUMBER OF       7    SOLE VOTING POWER           3,926,020
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER      3,926,020
  REPORTING
 PERSON WITH      10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,926,020  (Not to be construed as an admission of beneficial ownership.)


12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.5%


14   TYPE OF REPORTING PERSON*

            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 6 OF 11 PAGES




1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            John F. Halligan


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


3    SEC USE ONLY


4    SOURCE OF FUNDS*

            N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA


  NUMBER OF       7    SOLE VOTING POWER           3,926,020
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER      3,926,020
  REPORTING
 PERSON WITH      10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,926,020  (Not to be construed as an admission of beneficial ownership.)


12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.5%


14   TYPE OF REPORTING PERSON*

            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 7 OF 11 PAGES




ITEM 1. SECURITY AND ISSUER

Securities acquired: Common Stock, par value $0.01 per share (the
                     "Common Stock")

Issuer:      SoftLock.com, Inc.
             c/o Looney & Grossman, 101 Arch Street, Boston, MA  02110


ITEM 2. IDENTITY AND BACKGROUND

     (a) SI Venture Fund II, L.P.
         SI Venture Management II, L.L.C.
         N. Adam Rin
         Manuel A. Fernandez
         John F. Halligan

         SI Venture Fund II, L.P. acquired the securities reported in this
Schedule 13D. SI Venture Management II, L.L.C. is the general partner of SI Venture Fund II, L.P. N. Adam Rin, Manuel A. Fernandez and John F. Halligan are the managing members of SI Venture Management II, L.L.C. SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez and John F. Halligan disclaim any beneficial ownership in the shares acquired by SI Venture Fund II, L.P.

     (b) SI Venture Fund II, L.P.,
         SI Venture Management II, L.L.C.,
         N. Adam Rin,
         Manuel A. Fernandez and
         John F. Halligan:
         12600 Gateway Boulevard, Fort Myers, FL  33913

     (c) The principal business of SI Venture Fund II, L.P. is as a venture capital fund. The principal business of SI Venture Management II, L.L.C. is to manage the assets of SI Venture Fund II, L.P. The principal occupation of each of N. Adam Rin, Manuel A. Fernandez and John F. Halligan is as manager of SI Venture Management II, L.L.C. and related entities making venture capital investments. The address of each is 12600 Gateway Boulevard, Fort Myers, FL 33913.

     (d) Neither SI Venture Fund II, L.P., SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez nor John F. Halligan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither SI Venture Fund II, L.P., SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez nor John F. Halligan during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) SI Venture Fund II, L.P., a Delaware limited partnership
         SI Venture Management II, L.L.C., a Delaware limited liability company

         N. Adam Rin,
         Manuel A. Fernandez and
         John F. Halligan:
         Citizens of USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No additional consideration was paid for the additional securities of the Issuer reported in this amendment to Schedule 13D. Beneficial ownership of the additional shares of Common Stock was acquired upon the vesting on August 1, 2001 and October 15, 2001 of Common Stock Purchase Warrants dated December 21, 2000 to purchase, in each case, 65,450 shares of

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 8 OF 11 PAGES

Common Stock of the Issuer (the "Warrants"). The Warrants were acquired in connection with the acquisition of the Series C Preferred Stock of the Issuer, which Warrants vested because no registration statement filed by the Issuer became effective on either such date.

ITEM 4. PURPOSE OF TRANSACTION

         SI Venture Fund II, L.P. acquired the securities of the Issuer for portfolio investment purposes. Neither SI Venture Fund II, L.P., SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez nor John F. Halligan have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but SI Venture Fund II, L.P., SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez and John F. Halligan reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of the general investment and trading policies of SI Venture Fund II, L.P., market conditions or other factors.

         Neither SI Venture Fund II, L.P., SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez nor John F. Halligan has present plans or proposals that relate to or would result in any of the following matters:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) Any material change in the present capitalization or dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Pursuant to Rule 13d-3, SI Venture Fund II, L.P. is deemed to be the beneficial owner of the following shares of Common Stock of the Issuer:

         19,117 shares of Series A Preferred Stock, currently convertible into 1,911,700 shares of Common Stock of the Issuer;

         4,688 shares of Series B Preferred Stock, currently convertible into 468,800 shares of Common Stock of the Issuer;

         Common Stock Purchase Warrant dated November 10, 2000 currently exercisable to purchase 187,520 shares of Common Stock of the Issuer;

         9,817 shares of Series C Preferred Stock, currently convertible into 981,700 shares of Common Stock of the Issuer;

         Series C Preferred Stock Purchase Warrant currently exercisable to purchase 2,454 shares of Series C Preferred Stock of the Issuer, which Series C Preferred Stock would be currently convertible into 245,400 shares of the Common Stock of the Issuer; and

         Common Stock Purchase Warrants dated December 21, 2000 currently exercisable to purchase 130,900 shares of Common Stock of the Issuer.

         In the aggregate, if all warrants described above were exercised and all shares of Preferred Stock described above were converted into shares of Common Stock, SI Venture Fund II, L.P. would own an aggregate of 3,926,020 shares of Common Stock, or 35.5% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported outstanding in the Issuer's Form 10-QSB for the quarter ended June 30, 2001 and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 8340 2W 109             SCHEDULE 13D                PAGE 9 OF 11 PAGES




         SI Venture Fund II, L.P. has sold participation interests in such securities to two Delaware limited partnerships, the general partner of each of which is SI Venture Management II, L.L.C., as follows: a 13.28% participation interest to SI/CDC Innovation, L.P. and an 8.72% participation interest to SI Venture Affiliates Fund II, L.P. (together, the "Participants"). SI Venture Fund II, L.P. acts as agent for each of the Participants to hold custody of the securities and to receive and distribute monies and other properties received in respect thereof and to exercise such other powers as are reasonably incidental thereto. The Participants may be deemed the beneficial owners of such securities to the extent of their participation interests.

         SI Venture Management II, L.L.C., N. Adam Rin, Manuel A. Fernandez and John F. Halligan disclaim beneficial ownership of such securities.

         (b) SI Venture Fund II, L.P. has sole power to vote and sole power to dispose of the securities. SI Venture Management II, L.L.C., as the general partner of SI Venture Fund II, L.P., has the power to direct the vote of the securities and the power to direct the disposition of the securities. N. Adam Rin, Manuel A. Fernandez and John F. Halligan, as managing members of SI Venture Management II, L.L.C., acting by majority in membership interests have the power to direct the vote of the securities and the power to direct the disposition of the securities.

         (c) During the past 60 days, SI Venture Fund II, L.P. had the following transactions in securities of the Issuer relating to the beneficial ownership of the Common Stock:

         8/01/01 -    Common Stock Purchase Warrant dated December 21, 2000 to
                      purchase 65,450 shares of Common Stock of the Issuer vested in accordance with its terms. The acquisition of the Common Stock Purchase Warrant was in connection with SI Venture Fund II, L.P.'s acquisition of 9,817 shares of
                      Class C Preferred Stock on December 21, 2000 from the
                      Issuer. No cash consideration was paid.

         10/15/01  -  Common Stock Purchase Warrant dated December 21, 2000 to purchase 65,450 shares of Common Stock of the Issuer vested in accordance with its terms. The acquisition of the Common Stock Purchase Warrant was in connection with SI Venture Fund II, L.P.'s acquisition of 9,817 shares of Class C Preferred Stock on December 21, 2000 from the Issuer. No cash consideration was paid.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         SI Venture Fund II, L.P. is a party to various agreements with the Issuer, certain individual holders of the Common Stock and other purchasers of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock of the Issuer (together, the "Preferred Stock"). Among other matters, the agreements give SI Venture Fund II, L.P. the right to designate one director of the Issuer to be elected by the holders of the Series A Preferred Stock, and N. Adam Rin has been previously elected as such director but resigned effective April 24, 2001, and the agreements obligate SI Venture Fund II, L.P. to vote for two persons as directors of the Issuer designated by other holders of the Preferred Stock. Also, the agreements grant SI Ventures Fund II, L.P. and other investors in the Preferred Stock certain registration rights and rights of first refusal on issuances of additional equity securities by the Issuer and on transfers of Common Stock owned by such individual holders of the Common Stock.

         Subject to certain ownership thresholds, the Issuer has also agreed to obtain the consent of the majority of the holders of the Preferred Stock before engaging in certain activities, including but not limited to (i) the sale or disposal of any stock of the subsidiary or a substantial part of the Issuer's assets or business; (ii) the acquisition of another entity for a purchase price greater than certain thresholds, (iii) consolidation or merger with any other entity (subject to certain exceptions); (iv) the grant of any registration rights preferential to those granted to the purchasers of the Preferred Stock;
(v) any substantial change in the character of the Issuer's business; (vi) any distributions on equity securities (subject to certain exceptions); (vii) any redemption, purchase or acquisition of the Issuer's own stock (subject to certain exceptions); (viii) amendment to the Issuer's certificate of incorporation or bylaw amendment not approved by the Board of Directors of the Issuer; or (ix) any issuance or award of equity securities or options to acquire equity securities of the Issuer with rights ranking senior or equivalent to the Series B Preferred Stock or the Series C Preferred Stock.

CUSIP No. 8340 2W 109             SCHEDULE 13D               PAGE 10 OF 11 PAGES




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Amended and Restated Shareholders' and Rights Agreement. Incorporated by reference to Exhibit 99.3 to Form 8-K filed by SoftLock.com, Inc. (File No. 33-37751-D) on February 15, 2000.

         2. Amended and Restated Shareholders' and Rights Agreement dated December 21, 2000 by and among SoftLock.com, Inc. and the Shareholders named therein. Incorporated by reference from Exhibit 10.2 to Form 8-K filed by SoftLock.com, Inc. (File No. 1-13611) on January 5, 2001.

         3. Series A Preferred Stock Purchase Agreement by and among the Purchasers, SoftLock.com, Inc. and SoftLock Services, Inc. Incorporated by reference to Exhibit 99.3 to Form 8-K filed by SoftLock.com, Inc. (File No. 33-37751-D) on January 18, 2000.

         4. Series B Preferred Stock and Warrant Purchase Agreement by and among the Purchasers, SoftLock.com, Inc. and SoftLock Services, Inc. Incorporated by reference to Exhibit 99.4 to Form 8-K filed by SoftLock.com, Inc. (File No. 33-37751-D) on February 15, 2000.

         5. Series C Preferred Stock and Warrant Purchase Agreement dated December 21, 2000 by and among SoftLock.com, Inc., SoftLock Services, Inc. and the Purchasers listed on Schedule 1 thereto. Incorporated by reference from
Exhibit 10.1 to Form 8-K filed by SoftLock.com, Inc. (File No. 1-13611) on January 5, 2001.

CUSIP No. 8340 2W 109             SCHEDULE 13D               PAGE 11 OF 11 PAGES




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 18, 2001

                                       SI VENTURE FUND II, L.P.

                                       By:  SI Venture Management II, L.L.C.
                                            Its General Partner


                                       By:  /s/ N. Adam Rin
                                            ------------------------------------
                                                N. Adam Rin
                                                Its Managing Member


                                       SI VENTURE MANAGEMENT II, L.L.C.


                                       By:  /s/ N. Adam Rin
                                            ------------------------------------
                                                N. Adam Rin
                                                Its Managing Member


                                       /s/ N. Adam Rin
                                       -----------------------------------------
                                           N. Adam Rin


                                       /s/ Manuel A. Fernandez
                                       -----------------------------------------
                                           Manuel A. Fernandez


                                       /s/ John F. Halligan
                                       -----------------------------------------
                                           John F. Halligan